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                                                                       EXHIBIT 1





October 28, 1999



Mr. Ray Schmitz
Vice President -- Controller,
  Chief Accounting Officer
Dynamex, Inc.
1431 Greenway Drive
Suite 345
Irving, Texas 75038

Dear Mr. Schmitz:

This is to confirm our conversation on October 21, 1999, whereby we advised you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of Dynamex, Inc. and subsidiaries (the "Company") as of July 31, 1999, 1998 (as restated) and 1997 (as restated) and for the years ended July 31, 1999, July 31, 1998 (as restated) and July 31, 1997 (as restated) by either October 29, 1999 or November 13, 1999, the statutory due date and statutory extension date, respectively, for the filing with the Securities and Exchange Commission, of the Company's Annual Report on Form 10-K for the year ended July 31, 1999.

Yours truly,